CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
October 1, 2008
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

ASX/NASDAQ Media release	01 October 2008
Pharmaxis files first marketing application for Bronchitol in Australia
Pharmaceutical company Pharmaxis (ASX:PXS, NASDAQ:PXSL) today announced that a marketing application for the mucus clearing agent, Bronchitol, has been submitted to the Therapeutic Goods Administration (TGA) division of the Australian Government. If approved, Pharmaxis will be authorized to market Bronchitol in Australia for the treatment of bronchiectasis.
The application is based on a multicentre Phase 3 clinical trial involving more than 360 subjects which evaluated the safety and efficacy of Bronchitol for inhalation in subjects with bronchiectasis. All of the primary efficacy end points were positive and statistically significant, and Bronchitol was shown to be well tolerated with no serious adverse events attributed to treatment.
After being accepted for evaluation, the TGA has 255 working days to review the application lodged by Pharmaxis.
There is currently no approved medication that specifically targets mucus clearance for people suffering from bronchiectasis.
Alan Robertson, Pharmaxis chief executive officer said: “We are delighted to announce this major milestone for Pharmaxis and believe this is an important development for people living with the incurable lung condition bronchiectasis. Pharmaxis is dedicated to the development of safe and effective treatments for airway diseases, and we continue to work closely with regulatory authorities worldwide to bring Bronchitol to patients as quickly as possible.”
It is estimated that more than 600,000 people in the major pharmaceutical markets suffer from bronchiectasis and Pharmaxis expects Bronchitol to be the first targeted medication for this patient group in 20 years, addressing an important medical need. In Australia, it is believed that more than 18,000 people live with bronchiectasis and over 70% are moderately or severely incapacitated by their condition.
Bronchitol is also under development as a twice daily inhalation therapy for people with cystic fibrosis with two large Phase 3 trials currently underway.
SOURCE: Pharmaxis Ltd, Sydney, Australia
CONTACT: Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au

RELEASED THROUGH:
Australia:
Felicity Moffatt, phone +61 418 677701 or email felicity.moffatt@pharmaxis.com.au
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: October 1, 2008	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer